Mail Stop 6010
Via Facsimile and U.S. Mail

March 9, 2007

Mr. C. Robert Henrikson
Chairman, President and Chief Executive Officer
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

      Re: MetLife, Inc.
          Form 10-K for fiscal year ended December 31, 2005
          File No. 001-15787

Dear Mr. Henrikson:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Jim B. Rosenberg
      Senior Assistant Chief Accountant